SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Niagara Mohawk Power Corporation (the "Company")

      This certificate is notice that the above-named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities:

      On May 1, 2003, the Company refinanced, in eight series, not exceeding $413,760,000 of tax-exempt long-term debt issued through the New York State Energy Research and Development Authority ("Reoffered NYSERDA Bonds"). Prior to this transaction, the subject debt was supported by a letter of credit liquidity facility with not exceeding $413,760,000 of Company first mortgage bonds pledged as collateral for these letters of credit ("Existing FM Bonds"). The refinancing was accomplished by amending the existing financing documents in order to, among other things, put in place an auction rate mode backed by bond insurance and eliminate the need for liquidity support for bonds in the auction mode. In connection with this transaction, the Company amended and restated the Existing FM Bonds and pledged them to the Reoffered NYSERDA Bonds trustee as security (the "FM Bonds"). The existing letters of credit were terminated. This transaction was undertaken in accordance with the Order of the New York State Public Service Commission, Case 02-M-0778, "Order Authorizing Issuance of Securities" issued and effective August 28, 2002.

      With respect to the FM Bonds, the three series of Existing FM Bonds were split and redesignated into the following series of pledged bonds:

          (i) In respect of the $163,000,000 First Mortgage Bonds, Floating Rate Series C due June 2, 2003:

                (a)      $68,200,000 First Mortgage Bonds, Floating Rate Series C due July 1, 2027;
                (b)      $69,800,000 First Mortgage Bonds, Floating Rate Series F due December 1, 2023; and
                (c)      $25,000,000 First Mortgage Bonds, Floating Rate Series G due July 1, 2027;

          (ii)       In respect of the $213,260,000 First Mortgage Bonds, Floating Rate Series D due June 2, 2003:

                (a)      $100,000,000 First Mortgage Bonds, Floating Rate Series D due July 1, 2015;
                (b)      $37,500,000 First Mortgage Bonds, Floating Rate Series H due December 1, 2025;
                (c)      $50,000,000 First Mortgage Bonds, Floating Rate Series I due December 1, 2026; and
                (d)      $25,760,000 First Mortgage Bonds, Floating Rate Series J due March 1, 2027; and

          (iii)       In respect of the $37,500,000 First Mortgage Bonds, Floating Rate Series E due June 2, 2003:

                (a)      $37,500,000 First Mortgage Bonds, Floating Rate Series E due December 1, 2025.

2.      Issue, renewal or guaranty:

           Issuance and renewal.

3.      Principal amount of each security:

          For the FM Bonds

           (a)       $68,200,000 First Mortgage Bonds, Floating Rate Series C
          (b)       $100,000,000 First Mortgage Bonds, Floating Rate Series D
          (c)       $37,500,000 First Mortgage Bonds, Floating Rate Series E
           (d)       $69,800,000 First Mortgage Bonds, Floating Rate Series F
           (e)       $25,000,000 First Mortgage Bonds, Floating Rate Series G
           (f)       $37,500,000 First Mortgage Bonds, Floating Rate Series H
           (g)       $50,000,000 First Mortgage Bonds, Floating Rate Series I
           (h)       $25,760,000 First Mortgage Bonds, Floating Rate Series J

4.      Rate of interest per annum of each security:

      The interest rate on the pledged FM Bonds is designed to match the interest rate on the Reoffered NYSERDA Bonds. The initial interest rates for the Reoffered NYSERDA Bonds are as set forth in the following table. The Reoffered NYSERDA Bonds were initially remarketed in the auction mode. While in the auction mode, following the Initial Auction Date, the Reoffered NYSERDA Bonds will bear interest at an auction period rate determined on each auction date for each auction period pursuant to the procedures set forth in the applicable indenture.

Series	Dated	Due	Initial Rate (%)	Initial Auction Date
$100,000,000 1985 Series A	September 5, 1985	July 1, 2015	1.15	June 25, 2003
$37,500,000 1985 Series B	December 26, 1985	December 1, 2025	1.05	May 13, 2003
$37,500,000 1985 Series C	December 26, 1985	December 1, 2025	1.05	May 12, 2003
$50,000,000 1986 Series A	December 18, 1986	December 1, 2026	1.15	July 2, 2003
$25,760,000 1987 Series A	March 26, 1987	March 1, 2027	1.20	June 6, 2003
$68,200,000 1987 Series B-1	July 16, 1987	July 1, 2027	1.15	August 1, 2003
$25,000,000 1987 Series B-2	July 16, 1987	July 1, 2027	1.15	June 11, 2003
$69,800,000 1988 Series A	December 28, 1988	December 1, 2023	1.15	May 8, 2003

     The Reoffered NYSERDA Bonds may also bear interest in other modes at a commercial paper rate, daily rate, weekly rate, monthly rate, semi-annual rate, term rate, or a fixed rate, in accordance with the procedures provided in the indentures.

5.      Date of issue, renewal or guaranty of each security:

      Date of issuance/renewal: May 1, 2003

6.      If renewal of security, give date of original issue:

      The split and redesignated three series of Existing FM Bonds had an original issue date as follows:

     $163,000,000 First Mortgage Bonds, Floating Rate Series C, originally issued:  March 20, 1996

     $213,260,000 First Mortgage Bonds, Floating Rate Series D, originally issued:  March 20, 1996

     $37,500,000 First Mortgage Bonds, Floating Rate Series E, originally issued:  March 20, 1996

7.      Date of maturity of each security:

      For the FM Bonds:

     (a)      $68,200,000 First Mortgage Bonds, Floating Rate Series C due July 1, 2027
     (b)      $100,000,000 First Mortgage Bonds, Floating Rate Series D due July 1, 2015
     (c)      $37,500,000 First Mortgage Bonds, Floating Rate Series E due December 1, 2025
     (d)      $69,800,000 First Mortgage Bonds, Floating Rate Series F due December 1, 2023
     (e)      $25,000,000 First Mortgage Bonds, Floating Rate, Series G due July 1, 2027
     (f)      $37,500,000 First Mortgage Bonds, Floating Rate Series H due December 1, 2025
     (g)      $50,000,000 First Mortgage Bonds, Floating Rate Series I due December 1, 2026
     (h)      $25,760,000 First Mortgage Bonds, Floating Rate Series J due March 1, 2027

8.      Name of the person to whom each security was issued, renewed or guaranteed:

     The FM Bonds were pledged as security to the Bank of New York as Trustee under the Amended and Restated Indentures of Trust between the New York State Energy Research and Development Authority (the "Authority") and The Bank of New York, as successor Trustee, as amended and supplemented to May 1, 2003, relating to not exceeding $413,760,000 aggregate principal amount of the Authority's Pollution Control Revenue Bonds (Niagara Mohawk Power Corporation Project).

9.      Collateral given with each security, if any:

     The Reoffered NYSERDA Bonds are secured by a bond insurance policy which is, in turn, supported by the pledged FM Bonds.

      The FM Bonds were issued under and secured by a Mortgage Trust Indenture dated as of October 1, 1937 between the Company and HSBC Bank USA (successor to Marine Midland Bank N.A.), as trustee (as amended and supplemented through May 1, 2003.)

10.       Consideration received for each security:

      The FM Bonds were pledged as security as described in Item 8, above.

11.      Application of proceeds of each security:

     The FM Bonds were pledged as security as described in Item 8, above. For a discussion of the refinancing for which these FM Bonds are pledged, see Item 1, above.

12.      Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

(   )   a.   the provisions contained in the first sentence of Section 6(b).

(   )   b.   the provisions contained in the fourth sentence of Section 6(b).

(X)   c.   the provisions contained in any rule of the Commission other than Rule U-48.

13.      If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

      Not Applicable

14.      If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

      Not Applicable

15.      If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

      Rule 52.

NIAGARA MOHAWK POWER CORPORATION

      s/ Robert G. Seega
By:___________________________________
    Robert G. Seega
    Assistant Treasurer

Date: May 7, 2003